SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Computer Task Group, Incorporated

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

205477 10 2

(CUSIP Number)

Peter P. Radetich, Esq.

General Counsel and Secretary

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, New York 14209

Tel. 716-882-8000

Fax. 716-887-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205477102

1.

Name of Reporting Person

S.S. or I.R.S. Identification No. of Above Person:

Computer Task Group, Incorporated Stock Employee Compensation Trust

South Dakota Trust Company LLC, Trustee

Buffalo CTG LLC, Investment Advisor, Distribution Advisor and Trust Protector

I.R.S. Id No. 16-1453664

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: None
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: South Dakota
	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person: EP, 00

SCHEDULE 13D

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This amendment no. 12 (“Amendment No. 12”) amends the statement on Schedule 13D (the “Statement”) filed on May 12, 1994 with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed with the SEC on December 14, 1994, Amendment No. 2 filed with the SEC on August 26, 1997, Amendment No. 3 filed with the SEC on May 21, 1998 (“Amendment No.3”), Amendment No. 4 filed with the SEC on May 21, 1999 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on November 8, 1999 (“Amendment No. 5”), Amendment No. 6 filed with the SEC on October 10, 2003 (“Amendment No. 6”), and Amendment No. 7 filed with the SEC on February 2, 2006 (“Amendment No. 7”), Amendment No. 8 filed with the SEC on March 19, 2007 (“Amendment No. 8”), Amendment No. 9 filed with the SEC on November 2, 2007 (“Amendment No. 9”), Amendment No. 10 filed with the SEC on May 5, 2014 (“Amendment No. 10”), and Amendment No. 11 filed with the SEC on March 22, 2016 (“Amendment No. 11”) by the person named in Item 2 of the Statement relating to the Common Stock, $.01 par value (the “Common Stock”) of Computer Task Group, Incorporated, a New York corporation (the “Issuer” or “CTG”). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.

Item 4.	Purpose of Transaction.

Item 4, the first paragraph is hereby amended and restated as follows:

This Amendment No. 12 updates the status of the aggregate shareholdings of the Trust. On May 20, the Board of Directors of the Issuer directed that the Trust be terminated and that all shares be transferred to the Issuer to be held in treasury. As of May 24, 2016, the Trust owned a total of 0 shares equaling approximately 0% of the Issuer’s total shares outstanding. This amount represents a decrease from the total number of 2,703,251 shares owned as of the date of Amendment No. 11 and a decrease in percentage owned to approximately 0%.

Item 5.	Interest in Securities of the Issuer.

Item 5, the first and second sentences of the first paragraph are hereby amended and restated as follows:

The Trust beneficially owns 0 shares as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 0% of the outstanding Common Stock.

The Trust has effected the following transfers of common stock of the Issuer during the 60 days prior to the date hereof:

3/18/2016	Transfer to CTG Stock Option Plan	502,650
5/24/2016	Transfer to CTG treasury	2,703,251

As of May 24, 2016, the Trust ceased to be the beneficial owner of more than 5% of the number of shares of Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is amended by the addition of the following information.

On May 20, 2016, the Board of Directors of the Issuer authorized the Issuer to enter into the First Amendment to the Complete Restatement of the Stock Employee Compensation Trust and Termination of Trust with Buffalo CTG LLC and South Dakota Trust Company LLC, as Trustee (the “First Amendment”) to terminate the Trust.

On May 20, 2016, the Issuer entered into a Supplemental Agreement of Representation and Indemnity (the “Supplemental Agreement”), by and among the Issuer, South Dakota Trust Company LLC, Buffalo CTG LLC, Thomas R. Beecher, Jr., Luke T. Jacobs and Lee C. Wortham. The Supplemental Agreement amends the Agreement of Representation and Indemnity to, among other things, approve the Trustee’s administration of the Trust and to release, discharge and indemnify the Trustee from and against any claims related to the Trustee’s administration of the Trust.

The foregoing summary description of the Supplemental Agreement and the First Amendment does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Supplemental Agreement, attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated on May 20, 2016, and the First Amendment, attached as Exhibit 10.2 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated on May 20, 2016, which are each incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits to this amendment to Schedule 13D:

10.1. Supplemental Agreement of Representation and Indemnity, dated May 20, 2016, among Computer Task Group, Incorporated, South Dakota Trust Company LLC, Buffalo CTG LLC, Thomas R. Beecher, Jr., Luke T. Jacobs and Lee C. Wortham (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission by Computer Task Group, Incorporated on May 20, 2016).

10.2 First Amendment to the Complete Restatement of the Stock Employee Compensation Trust and Termination of Trust, dated May 20, 2016, between Computer Task Group, Incorporated, Buffalo CTG LLC, as Trust Protector, and South Dakota Trust Company LLC, as Trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission by Computer Task Group, Incorporated on May 20, 2016).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2016	COMPUTER TASK GROUP, INCORPORATED
STOCK EMPLOYEE COMPENSATION TRUST

	By:	South Dakota Trust Company LLC, as Trustee

	By:	Buffalo CTG LLC

	By:	/s/ Peter P. Radetich
Attorney for Thomas R. Beecher, Jr., Manager